11400 Tomahawk Creek Pkwy, Suite 340,  Leawood, KS 66211

Phone: 1-(844)  272-8262      Fax: (913) 904-9641

www.aratana.com

August 14, 2017

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Aratana Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 4, 2017
Registration No. 333-219681

Dear Mr. Edwards:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 16, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Aratana Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff of the Securities and Exchange Commission. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Nicole McNeil at (617) 880-4579, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Aratana Therapeutics, Inc.

By:	/s/ Steven St. Peter
Steven St. Peter, M.D.
President and Chief Executive Officer

cc:	John C. Ayres, General Counsel, Aratana Therapeutics, Inc.
Peter N. Handrinos, Esq., Latham & Watkins LLP
Nicole McNeil, Esq., Latham & Watkins LLP